BB 4/4



12060562

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM X-17A-5

SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

SEC FILE NUMBER
8- 68382

PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Union Gaming Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

OFFICIAL USE ONLY ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3930 Howard Hughes Parkway, Suite 230
(No. and Street)

Las Vegas	Nevada	89169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Moriarty (702) 866-0713
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

De Joya Griffith & Company, LLC
(Name – *if individual, state last, first, middle name*)

2580 Anthem Village Drive, Henderson, Nevada, 89052
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

BB 4/4

OATH OR AFFIRMATION

I, Richard P. Moriarty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Union Gaming Advisors, as of December 31st, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

2/28/2012

Notary Public

MILA DJORDJIC
NOTARY PUBLIC
STATE OF NEVADA
My Commission Expires: 12-03-2014
Certificate No: 11-3800-1

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNION GAMING ADVISORS, LLC

(SEC Identification No. 8-68382)

Independent Registered Public Accounting Firm
AUDITORS' REPORT

FINANCIAL STATEMENTS

and

SUPPLEMENTAL INFORMATION

December 31, 2011

UNION GAMING ADVISORS, LLC

Table of Contents


De Joya Griffith & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Union Gaming Advisors, LLC

We have audited the accompanying balance sheets of Union Gaming Advisors, LLC as of December 31, 2011 and 2010 and the related statements of income, member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Union Gaming Advisors, LLC as of December 31, 2011 and 2010 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I through IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

De Joya Griffith & Company, LLC

De Joya Griffith & Company, LLC

Henderson, Nevada
February 20, 2012

2580 Anthem Village Dr., Henderson, NV 89052
Telephone (702) 563-1600 • Facsimile (702) 920-8049

Union Gaming Advisors, LLC
Balance Sheets
(Audited)

	December 31,	
	2011	**2010**
Assets		
Current assets:		
Cash and cash equivalents	$ 434,070	$ 173,147
Accrued receivables	112,500	-
Prepaid expenses	20,562	14,884
Other assets	656	127
Total current assets	567,788	188,158
Equipment, net	3,778	-
Website, net	2,678	4,208
Total assets	$ 574,244	$ 192,366
Liabilities and Member's Equity		
Liabilities		
Current liabilities:		
Accounts payable	$ 9,334	$ 12,832
Accrued payroll taxes	20,771	13,003
Unearned revenue	2,991	-
Total current liabilities	33,096	25,835
Total liabilities	33,096	25,835
Equity		
Total member's equity	541,148	166,531
Total liabilities and member's equity	$ 574,244	$ 192,366

The accompanying notes are an integral part of these financial statements.

Union Gaming Advisors, LLC
Statements of Income
(Audited)

	Year ended December 31,			
		2011		2010
Revenues				
Placement and underwriting fees	$	659,888	$	-
Advisory income		521,200		268,000
Commission income		439,810		133,833
Total Revenue		1,620,898		401,833
Operating Expenses				
Salaries and compensation		219,467		42,367
Legal		66,725		4,076
Market data		40,780		8,860
Professional fees		30,760		38,020
Payroll tax expenses		27,133		4,771
Rent		26,281		9,519
Insurance		14,462		-
Office		10,412		4,562
Regulatory fees		10,977		10,704
Travel		9,228		2,699
Marketing		6,680		-
Bank service charges		4,616		449
Depreciation and amortization		2,460		382
Total operating costs and expenses		469,981		126,409
Income from operations		1,150,917		275,424
Other income (expense)				
Interest income		-		1
Dividend income		19		13
Loss on foreign currency transactions		(1,261)		-
Interest Expense		(58)		-
Total other income (expense)		(1,300)		14
Net Income	$	1,149,617	$	275,438
Earnings per average membership units	$	1,150	$	275
Average membership units outstanding		1,000		1,000

The accompanying notes are an integral part of these financial statements.

Union Gaming Advisors, LLC
Statement of Member's Equity
(Audited)

	Units		Total Member's Equity
Balance, December 31, 2009	**1,000**	**$**	**10,076**
Member contributions			114,000
Member distributions			(232,983)
Net income			275,438
Balance, December 31, 2010	**1,000**		**166,531**
Member distributions			(775,000)
Net income			1,149,617
Balance, December 31, 2011	**1,000**	**$**	**541,148**

The accompanying notes are an integral part of these financial statements.

Union Gaming Advisors, LLC
Statements of Cash Flows
(Audited)

	Year ended December 31,	
	2011	**2010**
Operating activities		
Net income	$ 1,149,617	$ 275,438
Adjustments to reconcile net income from operations to net cash provided by operating activities:		
Depreciation and amortization	2,460	382
Changes in operating assets and liabilities:		
Decrease (increase) in accrued receivables	(112,500)	-
Decrease (increase) in prepaid expenses	(5,678)	(15,011)
Decresae (increase) in other assets	(529)	-
Increase (decrease) in accounts payable	(3,498)	12,832
Increase (decrease) in accrued payroll taxes	7,768	13,003
Increase (decrease) in unearned revenue	2,991	-
Total cash flows provided by operating activities	1,040,631	286,644
Investing activities		
Purchase of equipment	(4,708)	(4,590)
Total cash flows used in investing activities	(4,708)	(4,590)
Financing activities		
Member contributions	-	114,000
Member distributions	(775,000)	(232,983)
Total cash flows used in financing activities	(775,000)	(118,983)
Net change in cash	260,923	163,071
Cash and cash equivalents, beginning	173,147	10,076
Cash and cash equivalents, ending	$ 434,070	$ 173,147

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in the understanding of the financial statements. The financial statements and notes are representations of management. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of business and organization
Union Gaming Advisors, LLC (the "Company") was organized in the State of Nevada on April 17, 2009 and specializes in equity and debt offerings, private placements, mergers and acquisitions, and equity trading.

The Company is registered as a broker-dealer under SEC Rule 15c3-1(a)(2)(iii) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is licensed to conduct securities business in various states.

Managing member of Company
The Company is managed by Union Gaming Group, LLC, a Nevada Limited Liability Company.

Company fiscal year end
The Company's fiscal year is December 31.

Reclassifications
For the period ended December 31, 2011, the Company incorporated the balance of its *Receivables from brokers and dealers* as cash equivalents in its statement of cash flows. For the period ended December 31, 2010, the Company incorporated the balance of its *Receivables from brokers and dealers* as a standard receivable instead of cash equivalents in its statement of cash flows. Management reclassified such amounts as cash equivalents for the period ended December 31, 2010 in the comparative statements to conform with the December 31, 2011 financial statement presentation.

Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company is subject to uncertainty of future events, economic, environmental and political factors, and changes in the Company's business environment; therefore, actual results could differ from these estimates. Accordingly, accounting estimates used in the preparation of the Company's financial statements will change as new events occur, more experience is acquired, as additional information is obtained, and as the Company's operating environment changes. Changes are made in estimates as circumstances warrant. Such changes in estimates and refinement of estimation methodologies are reflected in the statements.

Cash and cash equivalents
Cash and cash equivalents include interest bearing and non-interest bearing bank deposits, money market accounts, and short-term instruments with a liquidation provision of three months or less. Receivables from brokers and dealers represent cash deposits held by the Company's clearing firm and are treated as cash equivalents in the Company's balance sheet and statement of cash flows.

Revenue recognition
Revenues from advisory services, commissions, placement, and underwriting fees are recorded when earned. Earned but unpaid revenue is accounted for as accounts receivable or accrued revenue until such time cash payments are received.

Fair value of financial instruments
The estimated fair values of financial instruments were determined by management using available market information and appropriate valuation methodologies. The carrying amounts of financial instruments including cash approximate their fair value because of their short maturities.

Equipment
Equipment is stated at cost. Major renewals and improvements are charged to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are expensed. At the time equipment is retired or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to income.

The Company's equipment consists of televisions and telephonic recording devices, which are valued at cost and depreciated using the straight-line method over a period of five and three years, respectively.

Website Development Costs
Costs incurred in developing and maintaining a website are charged to expense when incurred for the planning, content population, and administration or maintenance of the website. All development costs for the application, infrastructure, and graphics development are capitalized and subsequently reported at the lower of unamortized cost or net realizable value. Capitalized costs are amortized using the straight-line method over a three year estimated economic life.

Income taxes
The Company is treated as a disregarded limited liability company for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are allocated to and reported on the Company's parent holding company partnership returns and, ultimately on the returns of the parent holding company's members' tax returns. Accordingly, no provision for income tax is included in the financial statements.

Concentration of credit risk
The Company maintains its cash in institutions insured by the Federal Deposit Insurance Corporation (FDIC). This government corporation insures balances up to $250,000. As of December 31, 2011, the Company maintained $77,851 in a checking account at Wells Fargo Bank, N.A., an FDIC insured institution. The Company's remaining $356,219, categorized on the balance sheet as *Receivables due from broker and dealers*, was held in cash, money funds, and FDIC deposits at the Company's clearing firm, Pershing, LLC.

New accounting pronouncements
There have been no recent accounting pronouncements or changes in accounting pronouncements that impacted the year ended December 31, 2011, or which are expected to impact future periods, which were not already adopted and disclosed in prior periods.

Note 2. Compensating balances

$50,000 of the total $356,219 held at the Company's clearing broker-dealer represents a clearing deposit that must be maintained as a condition of the Company's ongoing clearing relationship with Pershing, LLC. Accordingly, $50,000 of the $356,219 balance is considered a compensating balance.

Note 3. Accrued receivables

As of December 31, 2011, the Company earned accrued revenues of $112,500, representing advisory fees earned but not yet invoiced during the fourth quarter of 2011. The Company expects, with a high degree of certainty, to receive payment in full on all accrued revenues in early 2012.

Note 4. Equipment

The Company's equipment consists of televisions and telephonic recording devices which are valued at cost and depreciated using the straight-line method over five and three years as follows:

	Cost	Accumulated Depreciation	Dec. 31, 2011 Net	Dec. 31, 2010 Net
Televisions	$ 4,359	$ 872	$ 3,487	$ -
Telephonic Devices	349	58	291	-
	$ 4,708	$ 930	$ 3,778	$ -

Depreciation expense of $930 and $0 is included in the statement of operations for the years ended December 31, 2011 and 2010, respectively.

Note 5. Website

The Company's website is valued at cost and amortized using the straight-line method over three years as follows:

	Cost	Accumulated Amortization	Dec. 31, 2011 Net	Dec. 31, 2010 Net
Website	$ 4,590	$ 1,912	$ 2,678	$ 4,208

Amortization of $1,530 and $382 is included in the statement of income for the years ended December 31, 2011 and 2010, respectively.

Note 6. Unearned revenue

Pershing, LLC, the firm's clearing broker-dealer, incorrectly credited the Company's cash commission account for $2,991 at the end of December 2011. Upon reconciliation of the Company's commission account, the Company informed Pershing of this mistake and established a current liability to account for the unearned commissions. It is expected that Pershing, LLC will debit the Company's commission account for $2,991 in early 2012, thereby resolving the liability.

Note 7. Member's equity

The Company's articles of organization provide for the authorization of one thousand (1,000) membership units. Each membership unit represents an ownership interest in the Company. Members have all the rights and obligations that normally pertain to members of a Nevada Limited Liability Company. As of December 31, 2011 and 2010, the Company had all of the 1,000 membership units issued.

On November 13, 2009, the Company issued 1,000 membership units to Union Gaming Group, LLC, the Company's managing member, for capital investment totaling $6,000.

Note 8. Commitments

During the period ended December 31, 2011, Union Gaming Group, LLC (UGG), the managing member of the Company, subleased office space from Deutsche Bank Securities Inc. and, in turn, subleased a third of such space to the Company. The sublease ended on December 31, 2011.

On September 28, 2011, UGG entered into a five year lease, commencing on March 1, 2012, with MS Crescent 3930 Hughes SPV, LLC to rent 2,985 of office space at 3930 Howard Hughes Parkway in Las Vegas, NV. The lease was signed in conjunction with an office license agreement which stipulated that no rent would be owed during an office construction period encompassing January 1, 2012 through February 29, 2012.

The following is a schedule of future minimum lease commitments for the Company:

Year ending December 31,	2012	19,850
	2013	34,885
	2014	35,931
	2015	37,012
	2016	38,118
	2017	6,384
		$ 172,180

Rent expense for the years ended December 31, 2011 and 2010 was $26,281 and $9,519, respectively.

Note 9. Related Parties

The Company is a wholly owned subsidiary of Union Gaming Group, LLC (UGG). UGG and the Company operate according to a shared services agreement whereby the Company reimburses UGG for one-third of shared office expenses including market data, rent, health insurance, telephone, and internet. For the period ended December 31, 2011 and 2010, the Company satisfied $83,094 and $21,953, respectively, in shared services obligations under its shared services agreement with UGG. As of December 31, 2011, no further amounts were owed to UGG. $3,000 was owed to UGG as of December 31, 2010.

The following schedule details the shared services obligations satisfied under the shared services agreement for the periods ended December 31, 2011 and 2010.

Item	2011	2010
Market Data	39,569	8,860
Rent	26,281	9,519
Health Insurance	11,494	-
Telephone & Internet	5,751	3,574
Total	$ 83,095	$ 21,953

Note 10. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of no less than the greater of $100,000 or 6.667% of aggregate indebtedness and a maximum

ratio of aggregate indebtedness to net capital of 15-to-1. Also in accordance with the Securities and Exchange Commission Uniform Net Capital Rule 17a-11, the Company must maintain 120% of its minimum net capital requirement. At December 31, 2011, the Company has net capital, as defined, of $400,974 which was in excess of its required net capital by $300,974 (see schedule I in supplemental information).

UNION GAMING ADVISORS, LLC
SUPPLEMENTAL INFORMATION
TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

The audit has been made primarily for the purpose of expressing an opinion on the basic financial statements taken as a whole. The following supporting schedules, although not considered necessary for a fair presentation of the financial condition, changes in Member's equity, and income in conformity with U. S. generally accepted accounting principles, are presented for supplementary analysis purposes, and have been subjected to the audit procedures applied in the audit of the basic financial statements. The following schedules and statements pertain to the Company's reporting responsibilities to the Securities and Exchange Commission [SEC] and the Financial Industry Regulatory Authority [FINRA].

UNION GAMING ADVISORS, LLC
SUPPLEMENTAL INFORMATION
TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
December 31, 2011

	Total Member's equity qualified for net capital	$	541,148
	Additions		-
	Total		541,148
Deductions			
	Accounts receivable and accrued revenue		112,500
	Prepaid expenses		20,562
	Fixed and intangible assets		6,456
	FINRA CRD Deposits		656
			140,174
Net Capital			400,974
Minimum Net Capital required			100,000
Excess Capital		$	300,974
Minimum net capital at 120%		$	120,000
Total aggregate indebtedness included in statement of financial condition		$	33,096
Ratio of aggregate indebtedness to net capital			8.25%

UNION GAMING ADVISORS, LLC
SUPPLEMENTAL INFORMATION
TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2011

SCHEDULE II – Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c-3-3(k)(2)(ii).

SCHEDULE III – Information Relating to Possession or Control Requirements Under Rule 15c3-3
December 31, 2011

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

SCHEDULE IV – Reconciliation of Net Capital Pursuant to Rule 17a-5(d)(4)
December 31, 2011

The following is a reconciliation, as of December 31, 2011 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4).

Unaudited	$ 400,974
Audit Adjustments:	
None	-
Audited	$ 400,974


De Joya Griffith & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Independent Registered Public Accounting Firm Report
On Internal Accounting Controls Required by SEC Rule 17a-5

To the Member
Union Gaming Advisors, LLC

In planning and performing our audits of the financial statements and supplemental schedules of Union Gaming Advisors, LLC for the years ended December 31, 2011 and 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Union Gaming Advisors, LLC, including test of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities account for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making the quarterly securities examination, counts, verifications, and comparisons
2) Recordation of differences required by Rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity of generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations of internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design or operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants (AICPA). A material weakness is a condition I which the design or operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and may not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including internal control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Director's, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purposes.

De Joya Griffith & Company, LLC

DeJoya Griffith & Company, LLC

Henderson, Nevada
February 20, 2012


De Joya Griffith & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Union Gaming Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Union Gaming Advisors, LLC. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Union Gaming Advisors, LLC.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records and entries found on the general ledger noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (revenue workpapers and general ledger) noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (revenue workpapers and general ledger) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

De Joya Griffith & Company, LLC

DeJoya Griffith & Company, LLC

Henderson, Nevada
February 20, 2012

2580 Anthem Village Dr., Henderson, NV 89052
Telephone (702) 563-1600 • Facsimile (702) 920-8049

Member Firm with Russell Bedford International

Russell Bedford